UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

March 2026

Commission File Number: 001-32482

WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604) 684-9648
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [  ]      Form 40-F [X]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

March 26, 2026	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Executive Vice President,
Strategy and General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Third Amended and Restated Revolving Term Facility Credit Agreement
99.2	Non-Revolving Term Facility Credit Agreement